UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May,2026

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date May, 26,2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

May 26, 2026
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES CHANGES IN SENIOR MANAGEMENT

Grupo Cibest S.A. (“Grupo Cibest”) announces that its Board of Directors approved today the following decision in relation to its Senior Management:

•The discontinuation of the position of Payments, Cash Flows and Insurance Vice Presidency of Grupo Cibest held by Liliana Patricia Vásquez Uribe.

Bancolombia S.A., a subsidiary of Grupo Cibest, announced the creation of the position of Payments, Flows and Insurance Corporate Vice Presidency of Bancolombia and the appointment of Liliana Patricia Vásquez Uribe to such position.

The decisions adopted by the Board of Directors are effective as of today’s date.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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